

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

26 November 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per
K. Callaghan

Andrew Geddes
Corporate Communications

encls

Dlw 12/11




Service and Care
The
ALFRED

asx announcement

Artificial Heart Pilot Trial Update

Sydney, 26 November 2003: Medical investigators today provided an update on the third implant of Australia's 'artificial heart' at The Alfred hospital in Melbourne.

Co-Chief Medical Investigator Professor Don Esmore, said a third patient implanted with the VentrAssist™ left ventricular assist system (LVAS) on 22 October 2003 was convalescing well, had been out of bed and was improving daily.

The first two patients implanted with the VentrAssist™ system have been discharged from hospital and continue to progress satisfactorily at home.

Further patients are expected to be enrolled in due course. The Pilot Trial will evaluate the safety of the VentrAssist™ LVAS in up to 10 patients.

The trial results will be based on outcomes from all patients. While individual results are very important, it is the accumulation of all data on the safety of the system that will decide the outcome of the trial.

Patients who are eligible to be implanted with the VentrAssist™ system are typically in acute cardiac failure and gravely ill. The trial protocol requires that they are not eligible for heart transplantation and are no longer responding to optimal medical therapy.

For more information, please contact:

Colin Sutton PhD
Ventracor Limited
Chief Executive Officer
02 9406 3088

Trisha Lee
The Alfred hospital
Public Affairs Manager
03 9276 2266